                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934


                              PEOPLES BANCORP, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)


                  MARYLAND                                52-2027776
--------------------------------------------          --------------------------
      (State or Other Jurisdiction of                 (I.R.S. Employer
       Incorporation or Organization)                 Identification No.)

100 SPRING AVENUE, CHESTERTOWN, MARYLAND                    21620
--------------------------------------------          --------------------------
      (Address of Principal Executive                     (Zip Code)

                                 (410) 778-3500
                           ---------------------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered
     -------------------                     ------------------------------

           None                                       Not Applicable
------------------------------               ------------------------------

------------------------------               ------------------------------



Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)



--------------------------------------------------------------------------------
                                (Title of Class)

                                  INTRODUCTION

Peoples Bancorp, Inc. (the "Company") was incorporated under the laws of the State of Maryland on December 10, 1996. The Company acquired Peoples Bank of Kent County, Chestertown, Maryland (the "Bank") on March 24, 1997. As a small business issuer, the Company has elected alternative disclosure Model 2.


                              INFORMATION REQUIRED
                            IN REGISTRATION STATEMENT

                                     PART I

DESCRIPTION OF BUSINESS

GENERAL

The Company was organized to become the holding company for the Bank under the federal Bank Holding Company Act of 1956, as amended. Currently, the Bank is the Company's only subsidiary and the Company's only business is its investment in all of the issued and outstanding shares of the Bank's voting common stock.

The Company, as a bank holding company, upon receipt of appropriate regulatory approvals, is permitted to own and control additional banks and to engage in, directly or indirectly, certain non-bank activities as may be approved by the Board of Governors of the Federal Reserve System.
See "Supervision and Regulation".

The Bank is a state-chartered commercial banking association which was organized in 1910. The Bank is a full-service commercial bank offering a variety of services to satisfy the needs of consumers and commercial customers in the area. The Bank offers all customary commercial bank loan and deposit services, including commercial, consumer and real estate loans; and checking accounts, money market accounts, savings accounts and certificates of deposit. The Bank operates through its main office in Chestertown, and branches in Chestertown, Galena, and Rock Hall, Maryland

EMPLOYEES

The Bank employs 52 full-time and 13 part-time employees.

Some of the Bank's employees are also employed by the Company, but they are not compensated by the Company.

Relations with employees are considered to be good.

SUPERVISION AND REGULATION

Bank holding companies and banks are extensively regulated under both federal and state law. These laws and regulations are intended to protect depositors, not stockholders. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in the applicable law or regulation may have a material effect on the business and prospects of the Company and the Bank.

General. As a bank holding company, the Company is subject to the regulation and supervision of the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHCA"). Under the BHCA, bank holding companies may not, in general, directly or indirectly, acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Federal Reserve. The BHCA also restricts the types of activities in which a bank holding company and its subsidiaries may engage. Generally, activities are limited to banking and activities found by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. The BHCA allows the Federal Reserve to approve an application by a bank holding company to acquire shares of a bank or bank holding company located outside the acquiror's principal state of operations.

The Bank is subject to supervision and examination by applicable federal and state banking agencies. The Bank is chartered under the laws of the State of Maryland as a commercial bank and is not a member of the Federal Reserve System. Therefore, the Bank is subject to the regulations of and supervision by the Federal Deposit Insurance Corporation ("FDIC") and the office of the Maryland State Bank Commission (the "Commissioner"). The Bank is also subject to various requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Bank. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Payment of Dividends. The Company will be a legal entity separate and distinct from the Bank. The principal source of cash flow of the Company, including cash flow to pay dividends on its stock or principal and interest on debt, is dividends from the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to the Company, as well as by the Company to its shareholders.

The Bank may generally pay dividends on its stock provided payment of such dividends is in compliance with applicable law and regulation. Maryland law allows for the payment of dividends from the Bank's undivided profits or, with the approval of the Commissioner, from the Bank's surplus in excess of 100% of its required capital stock.

If, in the opinion of the applicable federal bank regulatory authority, a depository institution or a holding company is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution or holding company, could include the payment of dividends), such authority may require, after notice and hearing (except in the case of an emergency proceeding where there is no notice or hearing) , that such institution or holding company cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's or holding company's capital base to an inadequate level would be such an unsafe and unsound banking practice.

In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a FDIC-insured depository institution may not pay any dividend if payment would cause it to become undercapitalized or once it is undercapitalized. See "FDICIA". The payment of dividends by the Company and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

Transactions with Affiliates. There are various legal restrictions on the extent to which the Company and any future nonbank subsidiaries can borrow or otherwise obtain credit from the Bank. There also are legal restrictions on the following: investments in the securities of and purchases of assets from the Company and any of its future nonbank subsidiaries; a bank's loans or extensions of credit to third parties collateralized by the securities or obligations of the Company and any of its future nonbank subsidiaries; the issuance of guaranties, acceptances and letters of credit on behalf of the Company and any of its future nonbank subsidiaries; and certain bank transactions with the Company and any of its future nonbank subsidiaries, or with respect to which the Company and nonbank subsidiaries, act as agent, participate or have a financial interest. Subject to certain limited exceptions, the Bank may not extend credit to the Company or to any other affiliate in an amount which exceeds 10% of the Bank's capital stock and surplus and may not extend credit in the aggregate to such affiliates in an amount which exceeds 20% of its capital stock and surplus. Further, there are legal requirements as to the type, amount and quality of collateral which must secure such extensions of credit by the Bank to the Company or to such other affiliates. Also, extensions of credit and other transactions between the Bank and the Company or such other affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies. Also, the Company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Capital Adequacy. The federal banking agencies have adopted risk-based capital guidelines for banks and bank holding companies. The minimum guideline for the ratio of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, and the minimum ratio of Tier I Capital (defined below) to risk-weighted assets is 4%. At least half of the Total Capital must be composed of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock and a limited amount of loan loss reserves. If a bank holding company has consolidated assets of less than $150 million, the capital adequacy of the institution is generally determined at the bank-level only without consolidating the balance sheets of the bank holding company and any of its bank subsidiaries. Because the Company has consolidated assets of less than $150 million, the applicable capital ratios are those ratios that exist at the Bank. At December 31, 1997, the Bank's Tier 1 Risk Based Capital and Total Risk Based Capital ratios were 17.5% and 18.5%, respectively.

In addition, the federal banking agencies have established minimum leverage ratio guidelines for bank holding companies. Their guidelines provide for a minimum ratio of Tier 1 Capital to average assets, less goodwill and certain other intangible assets (the "Leverage Ratio"), of 3% for banks that meet certain specific criteria, including having the highest regulatory rating. All other banks generally are required to maintain a Leverage Ratio of at least 3%, plus an additional cushion of 100 to 200 basis points. The Bank's Leverage Ratio at December 31, 1997 was 13.4%. The guidelines also provide that banks experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital leverage ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to certain restrictions on its business. See "FDICIA".

All of the federal banking agencies have adopted regulations that would add an additional risk-based capital requirement based upon the amount of an institution's exposure to interest rate risk, but these regulations are not currently applicable to the Bank. In addition, bank regulators continue to indicate their desire generally to raise capital requirements applicable to banking organizations beyond their current levels. However, the management of the Bank is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

Holding Company Structure and Support of the Bank. Because the Company is the parent holding company of the Bank, its right to participate in the assets of any subsidiary upon the latter's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors (including depositors in the case of bank subsidiaries) except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

Under Federal Reserve policy, the Company is expected to act as a source of financial strength to, and commit resources to support, the Bank. This support may be required at times when, absent such Federal Reserve policy, the Company may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989 in connection with (i) the default of a commonly-controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The Bank and Company are subject to these cross-guarantee provisions.

FDICIA. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which was enacted on December 19, 1991, substantially revised the depository institution regulatory and funding provision of the FDIA and made revisions to several other federal banking statutes. Among other things, FDICIA requires the federal banking regulators to take "prompt corrective action" in respect of FDIC-insured depository institution that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, a FDIC-insured depository institution is defined to be well capitalized if it maintains a Leverage Ratio of at least 5%, a risk adjusted Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and is not subject to a directive, order or written agreement to meet and maintain specific capital levels. An insured depository institution is defined to be adequately capitalized if it meets all of its minimum capital requirements as described above. In addition, an insured depository institution will be considered undercapitalized if it fails to meet any minimum required measure, significantly undercapitalized if it is significantly below such measure and critically undercapitalized if it fails to maintain a level of tangible equity to total assets of at least 2%. An insured depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

The capital-based prompt corrective action provisions of FDICIA and their implementing regulations apply to FDIC-insured depository institutions and are not directly applicable to holding companies which control such institution. However, the Federal Reserve has indicated that, in regulating bank holding companies, it will take appropriate action at the holding company level based on an assessment of the effectiveness of supervisory actions imposed upon subsidiary depository institutions pursuant to such provisions and regulations. Although the capital categories defined under the prompt corrective action regulations are not directly applicable to the Company under existing law and regulations, if the Company were placed in a capital category the Company believes that it would qualify as "well capitalized" as of December 31, 1997.

FDICIA generally prohibits an FDIC-insured depository institution from making any capital distribution (including payment of dividends) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator.

The Company and the Bank believe that at December 31, 1997, the Subsidiary Bank was "well capitalized" under the criteria discussed above.

FDICIA contains numerous other provisions, including accounting, audit and reporting requirements, termination of the "too big to fail" doctrine except in special cases, limitations on the FDIC's payment of deposits at foreign branches, new regulatory standards in such areas as asset quality, earnings and compensation and revised regulatory standards for, among other things, powers of state banks, real estate lending and capital adequacy. FDICIA also requires that a depository institution provide 90 days prior notice of the closing of any branches.

Various other legislation, including proposals to revise the bank regulatory system and to limit the investments that a depository institution may make with insured funds, is from time to time introduced in Congress.

Brokered Deposits. The FDIC has adopted regulations under FDICIA governing the receipt of brokered deposits. Under the regulations, a bank cannot accept a rollover or renew brokered deposits unless (i) it is well capitalized or (ii) it is adequately capitalized and receives a waiver from the FDIC. A bank that cannot receive brokered deposits also cannot offer "pass-through" insurance on certain employee benefit accounts. Whether or not it has obtained such a waiver, an adequately capitalized bank may not pay an interest rate on any deposits in excess of 75 basis points over certain prevailing market rates specified by regulation. There are no such restrictions on a bank that is well capitalized. Because the Bank believes that it was "well capitalized" as of December 31, 1997, the Bank believes the brokered deposits regulation will have no material effect on the funding or liquidity of the Bank.

FDIC Insurance Premiums. The Bank is required to pay semiannual FDIC deposit insurance assessments. Under the current rate structure, the most financially sound banks whose deposits are insured by the Bank Insurance Fund ("BIF") of the FDIC pay no assessment. Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the applicable FDIC deposit insurance fund. The actual assessment rate applicable to a particular institution (and any applicable refund) will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. The FDIC is authorized by federal law to raise insurance premiums in certain circumstances. Any increase in premiums would have an adverse effect on the Bank and the Company's earnings.

Under the FDIA, insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a federal bank regulatory agency.

Depositor Preference. The Omnibus Budget Reconciliation Act of 1993 provides that deposits and certain claims for administrative expenses and employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the "liquidation or other resolution" of such an institution by any receiver.

Interstate Act. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act"), which was enacted on September 29, 1994, among other things and subject to certain conditions and exceptions, (i) permits bank holding company acquisitions, commencing one year after enactment, of banks of a minimum age of up to five years as established by state law in any state, (ii) permits mergers of national and state banks after May 31, 1997 across state lines unless the state has opted out of the interstate bank merger provisions
(iii) permits branching de novo by national and state banks into other states if the state has opted-in to this provision of the Interstate Act, and (iv) permits certain interstate bank agency activities one year after enactment. Maryland has opted in to the Interstate Act by permitting de novo branching effective September 29, 1993, and by allowing out-of-state banks to acquire branches alone beginning in 1997.

CERTAIN STATISTICAL DATA

                     AVERAGE BALANCES, INTEREST, AND YIELDS

                                                      For the Year Ended                             For the Year Ended
                                                       December 31, 1997                              December 31, 1996
                                           ----------------------------------------       ----------------------------------------
                                              Average                                        Average
                                              balance         Interest        Yield          balance         Interest        Yield
                                           ------------      ----------       -----       ------------      ----------       -----
ASSETS
Federal funds sold                         $  1,158,306      $   64,472        5.57%      $  4,003,091      $  218,388        5.46%
Interest-bearing deposits                             0               0        0.00%           135,476           6,475        4.78%
Investment securities:
  U. S. Treasury                             21,847,352       1,259,818        5.77%        21,686,173       1,200,011        5.53%
  U. S. Agency                                4,156,745         234,029        5.63%         6,403,050         336,942        5.26%
  State and municipal                           104,640           9,123        8.72%           213,589          20,904        9.79%
  Other                                          93,006             798        0.86%            76,187           4,184        5.49%
                                           ------------      ----------                   ------------      ----------
   Total investment securities               26,201,743       1,503,768        5.74%        28,378,999       1,562,041        5.50%
                                           ------------      ----------                   ------------      ----------
Loans:
  Demand and time                            13,805,156       1,389,219       10.06%        13,022,811       1,291,997        9.92%
  Mortgage                                   66,286,187       5,672,075        8.56%        58,958,482       5,198,531        8.82%
  Installment                                 2,354,627         265,078       11.26%         2,391,835         267,641       11.19%
                                           ------------      ----------       -----       ------------      ----------       -----
   Total loans                               82,445,970       7,326,372        8.89%        74,373,128       6,758,169        9.09%
Allowance for loan losses                       816,481                                        756,596
                                           ------------                                   ------------
   Total loans, net of allowance             81,629,489       7,326,372        8.98%        73,616,532       6,758,169        9.18%
                                           ------------      ----------       -----       ------------      ----------       -----
Total interest-earning assets               108,989,538       8,894,612        8.16%       106,134,098       8,545,073        8.05%
                                           ------------      ----------       -----       ------------      ----------       -----
Noninterest-bearing cash                      2,496,262                                      2,274,308
Bank premises and equipment                   1,745,555                                      1,222,574
Other assets                                  1,467,368                                      1,859,612
                                           ------------                                   ------------
        Total assets                       $114,698,723                                   $111,490,592
                                           ============                                   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
Interest-bearing deposits
  Savings and NOW deposits                 $ 27,724,729      $  705,567        2.54%      $ 29,162,864      $  735,146        2.52%
  Money market                                7,863,097         209,030        2.66%         7,591,874         186,008        2.45%
  Other time deposits                        48,346,940       2,623,974        5.43%        48,437,431       2,700,606        5.58%
                                           ------------      ----------       -----       ------------      ----------       -----
Total interest-bearing deposits              83,934,766       3,538,571        4.22%        85,192,169       3,621,760        4.25%
Noninterest-bearing deposits                 11,686,894              --                      9,517,523              --
                                           ------------      ----------                   ------------      ----------
Total deposits                               95,621,660       3,538,571        3.70%        94,709,692       3,621,760        3.82%
Borrowed funds                                3,182,718         106,290        3.34%         1,871,276          56,320        3.01%
                                           ------------      ----------       -----       ------------      ----------       -----
                                             98,804,378       3,644,561        3.69%        96,580,968       3,678,080        3.81%
                                                             ----------       -----                         ----------       -----
Other liabilities                               536,328                                        439,873
Stockholders' equity                         15,358,017                                     14,469,751
                                           ------------                                   ------------

        Total liabilities and
        stockholders' equity               $114,698,723                                   $111,490,592
                                           ============                                   ============

Net interest spread                                                            4.47%                                          4.24%
                                                                              =====                                          =====
Net interest income                                          $5,249,751                                     $4,866,993
                                                             ==========                                     ==========
Net margin on interest-earning assets                                          4.82%                                          4.69%
                                                                              =====                                          =====


Interest on securities and loans exempt from Federal income taxes has been reported on a tax-equivalent basis.
Loan interest includes fees totaling $237,088.
Nonaccrual loan balances are included above. Interest is reported on cash basis unless principal recovery is doubtful.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME



                                                 Year Ended December 31,                        Year Ended December 31,
                                                 1997 Compared With 1996                        1996 Compared With 1995
                                                   Variance Due To                                  Variance Due To
                                    -----------------------------------------       -----------------------------------------
                                      Total           Rate           Volume           Total            Rate           Volume
                                    ---------       ---------       ---------       ---------       ---------       ---------
EARNING ASSETS
  Interest-bearing deposits         $  (6,475)             --          (6,475)      $ (13,957)             65         (14,022)
  Federal funds sold                 (153,916)          1,409        (155,325)        (75,970)        (14,138)        (61,832)
  Investment securities:
    U. S. Treasury                     59,807          50,894           8,913         622,170         120,177         501,993
    U. S. Agency                     (102,913)         15,243        (118,156)       (115,210)         23,219        (138,429)
    State and municipal               (11,781)         (1,115)        (10,666)         (8,165)          1,175          (9,340)
    Other                              (3,386)         (4,309)            923         (12,899)           (943)        (11,956)
  Loans:
    Demand and time                    97,222          19,613          77,609         (84,451)        (16,462)        (67,989)
    Mortgage                          473,544        (172,760)        646,304        (195,094)       (134,856)        (60,238)
    Installment                        (2,563)          1,601          (4,164)        (20,914)         (6,558)        (14,356)
                                    ---------       ---------       ---------       ---------       ---------       ---------
        Total interest income         349,539         (89,424)        438,963          95,510         (28,321)        123,831
                                    ---------       ---------       ---------       ---------       ---------       ---------

INTEREST-BEARING LIABILITIES
  Savings and NOW deposits            (29,579)          6,662         (36,241)        (88,048)        (47,096)        (40,952)
  Money market deposits                23,022          16,377           6,645         (59,901)        (25,409)        (34,492)
  Other time deposits                 (76,632)        (71,583)         (5,049)        353,323          84,275         269,048
  Securities sold under
    agreements to repurchase           49,970          10,496          39,474          32,205           6,210          25,995
                                    ---------       ---------       ---------       ---------       ---------       ---------
        Total interest expense        (33,219)        (38,048)          4,829         237,579          17,980         219,599
                                    ---------       ---------       ---------       ---------       ---------       ---------

Net interest income                 $ 382,758       $ (51,376)      $ 434,134       $(142,069)      $ (46,301)      $ (95,768)
                                    =========       =========       =========       =========       =========       =========

The rate/volume variance has been included with the rate variance.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS

                                                        December 31,
                                    ---------------------------------------------------
                                              1997                        1996
                                    -----------------------     -----------------------
                                      Carrying      Yearend      Carrying       Yearend
                                       Value         Yield         Value         Yield
                                    -----------     -------     -----------     -------
           Available for Sale
           ------------------
U. S. Treasury
   One year or less                 $ 5,998,751      5.50%      $ 7,002,501      5.59%
   Over one through five years        5,525,627      5.84%       11,484,069      5.66%
                                    -----------      ----       -----------      ----
Total Treasury                       11,524,378      5.67%       18,486,570      5.63%
                                    -----------      ----       -----------      ----
U.S. Government agency
   One year or less                   2,006,333      6.12%               --      0.00%
   Over one through five years               --      0.00%        2,009,829      6.12%
                                    -----------      ----       -----------      ----
Total U.S. Government Agency          2,006,333      6.12%        2,009,829      6.12%
                                    -----------      ----       -----------      ----
Total debt securities                13,530,711      5.74%       20,496,399      5.68%
                                                                                 ====
Federal Home Loan Bank stock            342,900                          --
                                    -----------                 -----------
Total available for sale            $13,873,611                 $20,496,399
                                    ===========                 ===========

            Held to maturity
            ----------------
U. S. Treasury
   One year or less                 $ 1,999,799      5.96%      $        --      0.00%
   Over one through five years        4,000,708      6.26%        6,000,630      6.16%
                                    -----------      ----       -----------      ----
Total Treasury                        6,000,507      6.16%        6,000,630      6.16%
                                    -----------      ----       -----------      ----
U.S. Government agency
   One year or less                     500,000      5.32%           20,186      9.06%
   Over one through five years        1,536,860      6.71%        2,054,244      5.09%
   Over five through ten years           86,856      7.20%          108,860      7.20%
                                    -----------      ----       -----------      ----
Total U.S. Government Agency          2,123,716      6.40%        2,183,290      5.24%
                                    -----------      ----       -----------      ----
State and municipal
   Over one through five years               --      0.00%          102,600      7.23%
   Over five through ten years               --      0.00%          100,000      6.12%
                                    -----------      ----       -----------      ----
Total state and municipal                    --      0.00%          202,600      6.68%
                                    -----------      ----       -----------      ----

Total held to maturity              $ 8,124,223      6.22%      $ 8,386,520      5.93%
                                    ===========      ====       ===========      ====

                          COMPOSITION OF LOAN PORTFOLIO

                                                              December 31,
                                         ------------------------------------------------------
                                                   1997                           1996
                                         ------------------------      ------------------------
                                                         Percent                        Percent
                                            Amount       of Total         Amount       of Total
                                         -----------     --------      -----------     --------
Commercial                               $12,789,753       14.75%      $11,874,563       15.13%
Real estate - residential                 33,503,212       38.64%       30,115,234       38.36%
Real estate - commercial                  33,890,358       39.09%       31,034,261       39.53%
Construction                               1,772,198        2.05%        1,462,471        1.86%
Consumer                                   4,741,988        5.47%        4,023,049        5.12%
                                         -----------      ------       -----------      ------
      Total loans                         86,697,509      100.00%       78,509,578      100.00%
                                                          ======                        ======
Less deferred loan origination fees          238,883                       269,219
Less allowance for credit losses             875,716                       794,087
                                         -----------                   -----------
      Net loans                          $85,582,910                   $77,446,272
                                         ===========                   ===========

       LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES

                                                     December 31, 1997
                               -----------------------------------------------------------
                                                 Over one
                                 One year         through       Over five
                                 or less        five years        years          Total
                               -----------      -----------     ---------      -----------
Commercial                     $11,903,155      $   886,598      $     --      $12,789,753
Real estate - residential       16,435,876       17,021,669        45,667       33,503,212
Real estate - commercial        23,514,594        9,912,790       462,974       33,890,358
Construction                     1,772,198               --            --        1,772,198
Consumer                         2,928,943        1,813,045            --        4,741,988
                               -----------      -----------      --------      -----------
      Total                    $56,554,766      $29,634,102      $508,641      $86,697,509
                               ===========      ===========      ========      ===========

Fixed interest rate            $28,460,199      $23,560,758      $ 45,667      $52,066,624
Variable interest rate          28,094,567        6,073,344       462,974       34,630,885
                               -----------      -----------      --------      -----------
      Total                    $56,554,766      $29,634,102      $508,641      $86,697,509
                               ===========      ===========      ========      ===========

                   NONACCRUAL, PAST DUE AND RESTRUCTURED LOANS

       The Company has the following outstanding loan balances which were past due 90 days or more as of December 31, 1997 and 1996, respectively. These delinquent totals include nonaccrual loan balances.

                                 1997          1996
                               --------      --------
Demand and time                $     --      $     --
Mortgage                        829,827       649,888
Installment                      12,356        13,784
                               --------      --------
                               $842,183      $663,672
                               ========      ========

Nonaccrual loans               $556,876      $174,630
                               ========      ========

                            ALLOWANCE FOR LOAN LOSSES

                                                      1997            1996
                                                    --------       ---------
Balance at beginning of year                        $794,087       $ 761,457

Loan losses:
  Commercial                                              --           7,292
  Real estate                                             --           9,978
  Consumer                                             8,203           7,174
                                                    --------       ---------
                Total loan losses                      8,203          24,444
                                                    --------       ---------

Recoveries on loans previously charged off
  Commercial                                              --           3,282
  Real estate                                             --          25,724
  Consumer                                               674           7,721
                                                    --------       ---------
                Total loan recoveries                    674          36,727
                                                    --------       ---------

Net loan losses                                        7,529         (12,283)
Provision for loan losses charged to expense          89,158          20,347
                                                    --------       ---------
Balance at end of year                              $875,716       $ 794,087
                                                    ========       =========

Allowance for loan losses to loans outstanding
 at end of year                                         1.01%           1.01%

Net charge-offs to average loans                        0.01%          (0.02)%

                     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                              December 31,
                           -------------------------------------------------
                                    1997                        1996
                           ----------------------      ---------------------
                                         Percent                    Percent
                            Amount       of Total       Amount      of Total
                           --------      --------      --------     --------
Commercial                 $ 83,595         9.54%      $169,446       21.34%
Real estate                 515,350        58.85%       435,395       54.83%
Construction                                0.00%                      0.00%
Consumer                     70,477         8.05%        66,089        8.32%
Commitments                  14,111         1.61%        13,596        1.71%
General                     192,183        21.95%       109,561       13.80%
                           --------       ------       --------      ------
                Total      $875,716       100.00%      $794,087      100.00%
                           ========       ======       ========      ======

                                    DEPOSITS

                                                            December 31,
                                       -------------------------------------------------------
                                                  1997                          1996
                                       -------------------------     -------------------------
                                                      Percent of                    Percent of
                                         Amount        deposits         Amount       deposits
                                       -----------    ----------     -----------    ----------
Demand deposit accounts                $13,708,219       13.91%      $11,077,187       11.55%

Money market accounts                    9,455,226        9.59%        7,444,037        7.76%

Savings and NOW accounts                27,335,924       27.73%       29,817,791       31.10%

Time deposits less than $100,000        39,944,071       40.53%       40,633,095       42.37%

Time deposits of $100,000 or more        8,118,387        8.24%        6,919,831        7.22%
                                       -----------      ------       -----------      ------

           Total deposits              $98,561,827      100.00%      $95,891,941      100.00%
                                       ===========      ======       ===========      ======

                      MATURITIES OF CERTIFICATES OF DEPOSIT
                   AND OTHER TIME DEPOSITS OF $100,000 OR MORE

                                                                       DECEMBER 31, 1997
                                        -------------------------------------------------------------------------
                                                                         After six
                                                         After three      through
                                        Within three      through          twelve     After twelve
                                            months       six months        months         months         Total
                                        ------------     -----------     ---------    ------------     ----------
Certificates of deposit of $100,000
  or more                                $1,360,729      $1,084,126      $614,683      $5,058,849      $8,118,387
                                         ==========      ==========      ========      ==========      ==========

                              SHORT-TERM BORROWINGS

       The Company has overnight repurchase agreements collateralized by government agency securities owned by the Bank.

                                    1997             1996
                                 ----------       ----------
Outstanding at December 31       $3,390,120       $3,881,705
Maximum outstanding balance       4,069,611        3,881,705
Average outstanding balance       3,399,467        2,784,391
Average rate paid                      4.21%            3.64%

                      RETURNS AND OTHER SIGNIFICANT RATIOS

Return on average assets                1.53%        1.37%
Return on average equity               11.42%       10.55%
Earnings per share                    $ 2.00       $ 1.74
Dividends per share                   $ 0.64       $ 0.80
Dividend payout ratio                  31.95%       45.90%
Average equity to average assets       13.39%       12.98%
Capital ratios
  Tier I                               17.90%       21.30%
  Total capital                        18.89%       22.50%

                          INTEREST SENSITIVITY ANALYSIS

                                                                          December 31, 1997
                                         ----------------------------------------------------------------------------------
                                                            After three
                                            Within          but within         After one
                                             three            twelve          but within         After
                                            months            months          five years      five years          Total
                                         ------------       -----------      -----------      -----------      ------------
ASSETS
Earning assets
  Federal funds sold                     $  2,604,868       $        --      $        --      $        --      $  2,604,868
  Investment securities
     available for sale                     3,998,764         4,003,906        5,509,863          342,900        13,855,433
     held to maturity                       2,499,799         5,503,876          120,548               --         8,124,223
  Loans                                    35,057,713        21,497,053       29,634,102          508,641        86,697,509
                                         ------------       -----------      -----------      -----------      ------------
Total earning assets                     $ 44,161,144       $31,004,835      $35,264,513      $   851,541      $111,282,033
                                         ============       ===========      ===========      ===========      ============

LIABILITIES
Interest-bearing liabilities
  Money market                           $  9,455,226       $        --      $        --      $        --      $  9,455,226
   Savings and NOW                         27,335,924                --               --               --        27,335,924
   Certificates $100,000 and over           1,360,729         1,698,809        5,058,849               --         8,118,387
   Certificates under $100,000              5,603,430        13,106,492       21,234,149               --        39,944,071
   Securities sold under agreements
     to repurchase                          3,390,120                --               --               --         3,390,120
                                         ------------       -----------      -----------      -----------      ------------
Total interest-bearing liabilities       $ 47,145,429       $14,805,301      $26,292,998      $        --      $ 88,243,728
                                         ============       ===========      ===========      ===========      ============

Period gap                               $ (2,984,285)      $16,199,534      $ 8,971,515      $   851,541      $ 23,038,305

Cumulative gap                           $ (2,984,285)      $13,215,249      $22,186,764      $23,038,305      $ 23,038,305

                             DESCRIPTION OF PROPERTY

All of the Company's properties are owned by the Bank and are used in the Bank's business. These include the Bank's main office at 100 Spring Avenue, Chestertown, Maryland, which consists of approximately 12,000 square feet; a branch office of the Bank at 600 Washington Avenue, Chestertown, Maryland, which consists of approximately 3,500 square feet; a branch office of the Bank at 166 North Main Street, Galena, Maryland, which consists of approximately 2,000 square feet; and a branch office of the Bank at 21337 Rock Hall Avenue, Rock Hall, Maryland, which consists of approximately 2,000 square feet.

                                   MANAGEMENT

                          DIRECTORS, EXECUTIVE OFFICERS
                            AND SIGNIFICANT EMPLOYEES

The individuals listed below are serving as directors, executive officers and significant employees of the Company and the Bank:

Robert W. Clark, Jr., 48, 25459 Howell Point Road, Betterton, Maryland 21610, was elected as a director of the Bank in 1997 and as a director of the Company in 1998. Mr. Clark is a farmer.

LaMonte E. Cooke, 46, 24837 Langford Road, Chestertown, Maryland 21620, was elected as a director of the Bank in 1997 and as a director of the Company in 1998. Mr. Cooke is Director of the Queen Anne's County Department of Corrections.

Gary B. Fellows, 46, P.O. Box 270, Millington, Maryland 21651, was elected as a director of the Bank in 1997 and as a director of the Company in 1998. Mr. Fellows is a Senior Vice President and partner of Fellows, et al. Funeral Home.

Herman E. Hill, Jr., 52, 5376 Eastern Neck Road, Rock Hall, Maryland 21661, has served as a director of the Company since 1997 and of the Bank since 1994. Mr. Hill is a farmer in the area.

Elmer E. Horsey, 65, 19 Byford Court, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1983. Mr. Horsey is the President of a company that manages private investments.

Arthur E. Kendall, 45, 21178 Sharp Street, Rock Hall, Maryland 21661, has served as a director of the Company since 1997 and of the Bank since 1994. Mr. Kendall is a retail grocer.

H. Lawrence Lyons, 45, 8630 Mt. Hope Road, Chestertown, Maryland 21620, has served as an officer of the Company since 1997 and of the Bank since 1980. Mr. Lyons currently serves as a Senior Vice President and Cashier of the Bank.

P. Patrick McClary, 57, 660 Budds Landing Road, Cecilton, Maryland 21913, has served as a director of the Company since 1997 and of the Bank since 1991. Mr. McClary is the owner of a local real estate firm.

Robert A. Moore, 64, 23441 Cacaway Farm Lane, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1975. Mr. Moore is currently the Secretary of the Company and the Bank. Mr. Moore operates a local insurance agency.

E. Roy Owens, 65, 205 David Drive, Chestertown, Maryland 21620, has served as an officer and director of the Company since 1997 and of the Bank since 1972. Mr. Owens is currently the Chairman, President and Chief Executive Officer of the Bank.

Alexander P. Rasin, III, 54, 205 Richard Drive, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1975. Mr. Rasin is an attorney in the Chestertown area.

Stefan R. Skipp, 55, 924 Placid Court, Arnold, Maryland 21012, has served as a director of the Company since 1997 and of the Bank since 1979. Mr. Skipp is an attorney and public defender for the State of Maryland.

Thomas G. Stevenson, 50, 25209 Dugdale Lane, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1990. Mr. Stevenson has also served as an officer of the Bank since 1984. Mr. Stevenson is currently the Executive Vice President of the Bank.

Elizabeth A. Strong, 49, 22590 Goose Hollow Drive, Chestertown, Maryland 21620, has served as a director of the Company since 1997 and of the Bank since 1995. Ms. Strong is the owner of a local insurance agency.

William G. Wheatley, 45, 10950 St. James-Newtown Road, Worton, Maryland 21678, has served as a director of the Company since 1997 and of the Bank since 1996. Mr. Wheatley has also served as an officer of the Bank since 1985 and is currently a Senior Vice President of the Bank.

All directors and officers are elected to serve until the next annual meeting of the Company's shareholders and until their successors are elected and qualified. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected to his office or position. No director or executive officer has been, during the past five years (i) involved in any bankruptcy or insolvency proceeding involving such person or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the filing of such proceeding, or (ii) convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

                     REMUNERATION OF DIRECTORS AND OFFICERS

DIRECTOR COMPENSATION

Directors of the Bank meet twice monthly and receive $210 for each meeting attended. Directors of the Bank also receive $130 for each Executive Committee meeting attended and $85 for each other Committee meeting attended. Directors of the Company receive $220 for each meeting attended.

EXECUTIVE COMPENSATION

For the fiscal year ended December 31, 1997, the three highest paid officers or directors as a group received the annual remuneration shown below:

                                    Capacities in
                                  Which Remuneration        Aggregate
Identity of Group                    Was Received          Remuneration
-----------------                 ------------------      --------------
Executive Officers and            Executive Officers
Directors (3)                      and Directors          $290,807.95(1)

(1)Includes salary, bonuses, contributions to the Bank's 401(K) Plan and other forms of compensation.

The Bank sponsors a 401(K) profit sharing plan for the benefit of its employees with one year of service who have attained age 21. The Bank contributed $28,326 to the plan in 1997, $4,617.16 of which was for the benefit of the three officers and directors in the group above.

The Bank has a defined benefit pension plan covering substantially all of the employees. The benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final 10 full years before retirement. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method. Assets of the plan are held in deposit accounts at the Bank. The total vested accumulated benefit obligation of the plan as of December 31, 1997 was $822,760.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

The Bank has had, and expects to have in the future, various loan and other banking transactions in the ordinary course of business with the directors, executive officers and principal shareholders of the Bank and the Company (or an associate of such persons). All such transactions (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those more prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not and will not involve more than the normal risk of loss or present other unfavorable features. At December 31, 1997, the total dollar amount of the outstanding balances of extensions of credit to directors, executive officers, and any of their associations (excluding extensions of credit which were less than $60,000 to any one such person and their associations), was approximately $6,270,463.51 which represented approximately 39.6% of total shareholders' equity.

Outside of normal customer relationships, none of the directors or officers of the Company or the Bank, and no shareholders holding over 5% of the Company's common stock and no corporation or firm with which such persons or entities are associated, currently maintains or has maintained since the beginning of the last fiscal year, any significant business or personal relationship with the Bank, other than such as arises by virtue of such position or ownership in the Bank.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of December 31, 1997 by each director of the Company and all executive officers and directors of the Company as a group. Except as otherwise indicated, the persons named in the table have sole voting and investment power with respect to all shares of Company common stock owned by them.


                                                                  Current Beneficial Ownership
                                                             --------------------------------------
                                                             Number of
Name and Address of Beneficial Owner                         Shares(1)             Percent of Class
------------------------------------                         ---------             ----------------
Robert W. Clark, Jr.                                          43,295(2)                   4.94%
25459 Howell Point Road
Betterton, MD 21610

LaMonte E. Cooke                                                  20                      .002%
24837 Langford Road
Chestertown, MD 21620

Gary B. Fellows                                                   20                      .002%
P.O. Box 270
Millington, MD 21651

Herman E. Hill, Jr.                                            5,570(3)                    .64%
5376 Eastern Neck Road
Rock Hall, MD 21661

Elmer E. Horsey                                               90,684(4)                  10.35%
19 Byford Court
Chestertown, MD  26120

Arthur E. Kendall                           2,031               .23%
21178 Sharp Street
Rock Hall, MD 21661

P. Patrick McClary                          5,136(5)            .59%
660 Budds Landing Road
Cecilton, MD 21913

Robert A. Moore                             6,135               .72%
23441 Cacaway Farm Lane
Chestertown, MD 21620

E. Roy Owens                                4,121(6)            .47%
205 David Drive
Chestertown, MD 21620

Alexander P. Rasin, III                    66,966(7)           7.65%
205 Richard Drive
Chestertown, MD 21620

Stefan R. Skipp                            31,800(8)           3.63%
924 Placid Court
Arnold, MD 21012

Thomas G. Stevenson                         7,485(9)            .85%
25209 Dugdale Lane
Chestertown, MD 21620

Elizabeth A. Strong                            30              .003%
22590 Goose Hollow Drive
Chestertown, MD 21620

William G. Wheatley                         6,918               .79%
10950 St. James-Newtown Road
Worton, MD 21678

Total of all Directors and Executive      270,391             30.85%
Officers as a Group (14 Persons)

-------------------

(1) In accordance with Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security for purpose of the rule if he or she has or shares voting or investment power with respect to such security or has the right to acquire such ownership within 60 days. As used herein, "voting power" is the power to vote or direct the voting of shares, and "investment power" is the power to dispose or direct the disposition of shares, irrespective of any economic interest therein.

(2) Includes 27,330 shares held in the name of his mother, 10,311 shares held in the name of his father, 2,499 shares in the name of dependent children and 330 shares held in the name of his wife.

(3) Includes 1,200 shares held by the name of dependent children and 165 shares held in the name of his wife.

(4) Includes 864 shares held in the name of his wife and 89,100 shares held in the name of Nylon Capital Shopping Center, Inc. over which Mr. Horsey exercises voting control as President of the corporation.

(5)      Includes 210 shares held in the name of dependent children.

(6)      Includes 185 shares held in the name of his wife.

(7) Includes 1,422 shares held in the name of his wife, 13,554 shares held in the name of his mother, 2,754 shares held in the name of his mother-in-law, and 46,920 shares held in the residuary trust created under his father's will for which he and Martha F. Rasin are co-trustees.

(8) Includes 900 shares held in the name of dependent children and 7,203 shares held in the Estate of Harriet and Phillip Skipp.

(9) Includes 4,500 shares held in the Stevenson family trust and 1,500 shares held in the Rohrbacher family partnership over which he exercises voting control.

                           INTERESTS OF MANAGEMENT AND
                         OTHERS IN CERTAIN TRANSACTIONS

PRINCIPAL SHAREHOLDERS

To the knowledge of the Company, except as shown under "Security Ownership of Management", no person or entity holds or shares the power to vote ten percent (10%) or more of the Company's voting securities.

                           DESCRIPTION OF COMMON STOCK

The Company is authorized to issue 1,000,000 shares of common stock, the only class of capital stock it is authorized to issue. The holders of Company common stock will be entitled to one vote per share, and there is no cumulative voting in the election of directors. Holders do not have preemptive rights.

The holders of Company common stock will be entitled to receive dividends as may be declared by the Board of Directors of the Company with respect to the Company common stock out of funds legal available therefor. In the event of liquidation, dissolution or winding up of the affairs of the Company, the holders of outstanding shares of Company common stock will be entitled to share pro rata, according to their respective interests, in the Company assets and funds remaining after payment, or for provision for payment, of all debts and other liabilities of the Company.

The extent to which the Company can pay dividends to its shareholders is dependent, to a large extent, on the level of debt service obligations of the Company and any other corporate commitments.

                      DESCRIPTION OF ANTITAKEOVER MEASURES

At the Company's Annual Meeting held on April 29, 1998, shareholders of the Company adopted two amendments to the Articles of Incorporation designed to have anti-takeover effects. The first amendment added a new Article Seventh to the Articles of Incorporation to provide that any proposed merger, share exchange, consolidation, reverse stock split, sale, exchange, lease of all or substantially all of the assets of the Company or any similar transaction requires the affirmative vote of seventy-five percent (75%) of the outstanding shares of the Company if the transaction has not been recommended to shareholders by at least a majority of the Board of Directors. Any such transaction recommended to shareholders by a majority of the Board of Directors shall only be subject to the vote otherwise required under Maryland law.

The second amendment made to the Articles of Incorporation was the adoption of a new Article Eighth. This provision allows the Board of Directors to consider a number of different factors, other than just price, in making any recommendation to shareholders on a transaction as described in Article Seventh. This provision also allows the Board of Directors to take a number of different actions if it determines that an offer should be rejected, in order to further prevent the possibility of an unwanted takeover offer.

                                     PART II

                          MARKET PRICE OF AND DIVIDENDS
                          ON THE COMPANY'S COMMON STOCK
                          AND OTHER SHAREHOLDER MATTERS

There is currently no established trading market for the Company's securities. Based on records that are available to Management, which may not include all trades, the following is the range of trading prices for the periods shown:

                           1997                    1996 *
                    ------------------      ------------------
                     High        Low         High        Low
                    ------      ------      ------      ------
First Quarter       $25.00      $25.00      $25.00      $25.00
Second Quarter      $30.00      $25.00      $25.00      $25.00
Third Quarter       $30.00      $30.00      $25.00      $25.00
Fourth Quarter      $31.65      $30.00      $25.00      $25.00

* Restated to reflect 200% stock dividend in 1997.

As of December 31, 1997, there were approximately 576 holders of record of the Company's Common Stock.

During the past two fiscal years, the Company has declared the following dividends on its Common Stock

                               1997    1996*+
                               ----    ------
First Quarter                   --      .19
Second Quarter                 .21      .19
Third Quarter                  .21      .19
Fourth Quarter                 .21      .19

* Prior to the acquisition of the Bank by the Company during the fourth quarter of 1996, dividends were declared by the Bank. In 1997, all dividends were declared by the Company.

+ Restated to reflect 200% stock dividend in 1997.

There are statutory and regulatory limitations on the payment of dividends by the Bank to the Company and by the Company to its shareholders. See "Description of Business - Supervision and Regulation".

                                LEGAL PROCEEDINGS

From time to time, there are legal proceedings pending against the Company or the Bank. In the opinion of Management, liabilities, if any, arising from such proceedings presently pending would not have a material adverse effect on the consolidated financial condition of the Company.

                        CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There has been no change in the Company's independent accountant during either of the two most recent fiscal years.

                    RECENT SALES OF UNREGISTERED SECURITIES;
                   USE OF PROCEEDS FROM REGISTERED SECURITIES

The only sale of unregistered securities by the Company within the past three
(3) years was the issuance of the Company's securities in exchange for the securities of the Bank in connection with the formation of the Company as the bank holding company of the Bank. The exchange was exempt from registration under Section 3(a)(12) of the Securities Act of 1933.

The Company has not, within the past three (3) years, sold any securities in an offering registered under the Securities Act of 1933.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Amended Articles of Incorporation provide as follows with regard to liability of directors and officers:

                                     "SIXTH:

         To the maximum extent that Maryland law, in effect from time to time, permits limitation of the liability of directors and officers, no director or officer of the corporation shall be liable to the corporation or its stockholders for money damages. Neither the amendment nor repeal of this provision, nor the adoption or amendment of any other provision of the Articles of Incorporation or Bylaws inconsistent with this provision, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurs prior to such amendment, repeal or adoption."

The Company's By-Laws provide as follows with regard to indemnification of directors and officers:

         "Section 11. INDEMNIFICATION. To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (1) any individual who is a present or former director or officer of the Corporation or (2) any individual who serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director or officer of such corporation or as a partner or trustee of such partnership, joint venture, trust or employee benefit plan at the request of the Corporation. The Corporation may, with the approval of its Board of Directors, provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (1) or (2) above and to the employee or agent of the Corporation or a predecessor of the Corporation.

         Neither the amendment nor repeal of this Section, nor the adoption or amendment of any other provision of the By-laws or charter of the Corporation inconsistent with this Section, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption."

                              FINANCIAL STATEMENTS


                   To Be Filed By Amendment Not Yet Available

                                    PART III

INDEX TO EXHIBITS

2(a)    Articles of Incorporation

2(b)    By-Laws of the Company

3       Form of Stock Certificate


                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         PEOPLES BANCORP, INC.


                                         By: /s/ E. Roy Owens
                                             -----------------------
Date: April 28, 1998                         E. Roy Owens
                                             Chairman, President and
                                             Chief Executive Officer